Exhibit 99.22

CANADIAN SUPERIOR ENERGY INC.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

Tel: (403) 294-1411

Website: www.cansup.com

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 27, 2007

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Canadian Superior Energy Inc. (the “Company”) will be held in the Viking room  at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on April 27, 2007, at 2:30 PM (Calgary time), for the following purposes:

(a)                                  to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the Auditors’ Report thereon;

(b)                                 to fix the number of directors of the Company at seven (7);

(c)                                  to elect the directors of the Company for the ensuing year;

(d)                                 to appoint Myers Norris Penny LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)                                  to re-approve the Company’s shareholder rights plan, all as more particularly described in the Information Circular of the Company dated March 27, 2007 (the “Information Circular”); and

(f)                                    to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 27, 2007.  Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder’s shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the transfer agent and registrar of the Company, Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company.  Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder’s behalf at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the transfer agent and registrar at (403) 233-2857.

DATED at Calgary, Alberta this 27th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Gregory S. Noval”

Chairman and Chief Executive Officer